C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

02 DEC 17 AM 10:02

Our Ref. : EC/FL/GS/CPP/198/02

02060881

BY AIRMAIL

6th December, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated December 6, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Circular regarding Discloseable and Connected Transaction
Date : 6th December, 2002
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

卜蜂國際有限公司*

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF YUE THAI INDUSTRIAL (TIANJIN) COMPANY LIMITED

Independent financial adviser to the Independent Board Committee

匯富集團

Kingsway Capital Limited

A letter from the Independent Board Committee is set out on page 9 of this circular. A letter from Kingsway Capital Limited containing its advice to the Independent Board Committee is set out on pages 10 and 11 of this circular.

A notice convening a special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 23rd December, 2002 at 9:30 a.m. is set out on page 17 of this circular.

Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

* *for identification only*

6th December, 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition by Chia Tai Agro from Chia Tai International of the entire issued share capital of Yue Thai and the benefit of the indebtedness owing by Yue Thai to Chia Tai International by way of shareholder's loans in the aggregate principal amount of HK$193,388,000 pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the sale and purchase agreement dated 18th November, 2002 entered into between Chia Tai Agro and Chia Tai International relating to the Acquisition;
"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Chearavanont Family"	the Chearavanont family (whose members include Mr. Dhanin Chearavanont, the Honorary Chairman and a Director, and Mr. Sumet Jiaravanon, the Chairman and a Director) including the respective associates of the family members;
"Chia Tai Agro"	Chia Tai (China) Agro-Industrial Ltd., a company incorporated in Bermuda with limited liability and which is a wholly owned subsidiary of the Company;
"Chia Tai Enterprise"	Chia Tai Group (Tianjin) Enterprise Co. Ltd. (正大集團(天津)實業有限公司), a wholly foreign owned enterprise established in the PRC and is wholly owned by Yue Thai;
"Chia Tai International"	Chia Tai International Investment Company Limited, a company incorporated in Hong Kong controlled by the Chearavanont Family;
"Chia Tai Jinthai"	Chia Tai Group (Tianjin) Jinthai Enterprise Co. Ltd. (正大集團(天津)津泰實業有限公司), a sino foreign equity joint venture established in the PRC and which is owned as to 60% by Yue Thai and as to 40% by 天津鐵路分局經濟技術開發總公司, the English translation of which is Tianjin Railway Branch Office Economic Technology Development Company;
"Chia Tai Real Estate"	Chia Tai Group (Tianjin) Real Estate Co. Ltd. (正大集團(天津)房地產有限公司), a wholly foreign owned enterprise established in the PRC and is wholly owned by Yue Thai;

"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda with limited liability whose shares are listed on the Hong Kong Stock Exchange and the London Stock Exchange Limited;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	an independent committee of the board of Directors comprising Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter;
"Independent Shareholders"	shareholders other than the Chearavanont Family and their associates;
"Kingsway"	Kingsway Capital Limited, independent financial adviser to the Independent Board Committee, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Latest Practicable Date"	4th December, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information which is contained in this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Old Scheme"	the share option scheme of the Company adopted on 10th April, 1992 and which has expired on 9th April, 2002;
"PRC"	the People's Republic of China, which, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan;
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong);
"Shareholders"	shareholders of the Company;

"Shares"	shares of US$0.05 each in the capital of the Company;
"Special General Meeting"	the special general meeting of the Company to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 23rd December, 2002, the notice of which is set out on page 17 of this circular;
"Yue Thai"	Yue Thai Industrial (Tianjin) Company Limited (豫泰實業(天津)有限公司), a company incorporated in Hong Kong with limited liability and which is a wholly owned subsidiary of Chia Tai International;
"Yue Thai Companies"	Yue Thai and the subsidiaries of Yue Thai, which are Chia Tai Real Estate, Chia Tai Enterprise and Chia Tai Jinthai;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"US$"	United States dollars, the lawful currency of the United States.

Note: For the purpose of this circular, the following exchange rate has been used for conversion into Hong Kong dollars for indication only: US$1 = HK$7.80

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Budiman Elkana #
Mr. Min Tieanworn
Mr. Prasert Poongkumarn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Cheung Koon Yuet, Peter #

Independent non-executive directors

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Place of Business:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

6th December, 2002

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF YUE THAI INDUSTRIAL (TIANJIN) COMPANY LIMITED

INTRODUCTION

It was announced on 20th November, 2002 that Chia Tai Agro, a wholly owned subsidiary of the Company, entered into the Acquisition Agreement with Chia Tai International on 18th November, 2002 for the acquisition of all the issued shares in Yue Thai and all outstanding shareholder's loans advanced by Chia Tai International to Yue Thai for a consideration of US$888,000 (approximately HK$6,926,400).

The Acquisition constitutes a discloseable and connected transaction of the Company under the Listing Rules.

The purpose of this circular is to provide you with information regarding the Acquisition, to set out the advice from Kingsway to the Independent Board Committee and the recommendation of the Independent Board Committee in respect of the Acquisition and to give notice to the Independent Shareholders to convene the Special General Meeting to consider and, if thought fit, to approve the Acquisition.

* *for identification only*

ACQUISITION

Acquisition Agreement dated 18th November, 2002

Parties

(1) Chia Tai International (as vendor)

(2) Chia Tai Agro (as purchaser)

Assets to be acquired

Chia Tai Agro has agreed to acquire the entire issued share capital of and the benefit of all of the shareholder's loans due from Yue Thai to Chia Tai International.

Yue Thai

Yue Thai is an investment holding company whose assets are comprised of its 100% equity interest in each of Chia Tai Real Estate and Chia Tai Enterprise and its 60% equity interest in Chia Tai Jinthai. The Yue Thai Companies are principally engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. As at 31st December, 2001, the major assets of the Yue Thai Companies include certain fixed assets (e.g. production facilities) and inventories whilst the major liabilities of the Yue Thai Companies include certain bank loans and the indebtedness owing by Yue Thai to Chia Tai International by way of shareholder's loans in the aggregate amount of HK$183,523,000.

Based on its consolidated audited accounts, the audited net profit/(loss) of Yue Thai before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2000 and 2001, and its net tangible assets as at 31st December, 2000 and 2001, are set out below:

		2000 *HK$'000*	2001 *HK$'000*
Net profit/(loss)	before	13,026	(16,021)
	after	13,420	(15,827)
Net tangible assets		132,538	114,594

Consideration

The consideration payable by Chia Tai Agro in respect of the Acquisition in the sum of US$888,000 (approximately HK$6,926,400) was determined following commercial negotiations between Chia Tai Agro and Chia Tai International taking into account the existing operating environment of the Yue Thai Companies, the future growth potential in the business of the Yue Thai Companies and the requirement of the Yue Thai Companies for additional investment to fund the new equipment referred to under the section entitled "Reasons for the Acquisition" below. The total consideration represents a discount of approximately 94% to the net tangible assets of Yue Thai as at 31st December, 2001 following adjustment. The Directors consider the terms of the Acquisition are fair and reasonable so far as the Shareholders are concerned. Payment of the consideration will be funded by the internal resources of the Group.

Condition

Completion of the Acquisition is conditional upon the passing of a resolution at the Special General Meeting approving the Acquisition by the Independent Shareholders.

Completion

Completion of the Acquisition will take place on the first day following the date upon which the condition of the Acquisition Agreement is fulfilled, or such other date as the parties may agree, and is expected to be not later than 31st December, 2002.

REASONS FOR THE ACQUISITION

Chia Tai Agro is one of the two wholly owned subsidiaries of the Company which are the intermediate holding companies for the Group's agri-business operations in the PRC. Yue Thai is an investment holding company whose assets are comprised of its 100% equity interest in each of Chia Tai Real Estate and Chia Tai Enterprise and its 60% equity interest in Chia Tai Jinthai. The Yue Thai Companies are principally engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. The businesses of the Yue Thai Companies are expected to generate synergy with the Group's agri-business in the PRC as, with an upgrade of the equipment at the Yue Thai Companies, the high quality soybean meal then produced by the Yue Thai Companies would be able to provide a stable supply to satisfy the demand for the high quality raw material by some of the companies in the Group operating feedmills in the PRC.

The Directors intend to upgrade the existing equipment at the Yue Thai Companies and also install new equipment after the Acquisition in order to modify and improve their existing production capacity. With such improvement, the Yue Thai Companies will be able to supply high quality soybean meal of the type required as raw material by certain other companies in the Group which operate feedmills in the PRC; this would not only greatly improve the operational efficiency of the Yue Thai Companies but also benefit the entire Group. It is expected that such capital investment to be made by the Group will amount to approximately US$1,000,000 (approximately HK$7,800,000), which will be financed by the internal resources of the Group.

As shown in the paragraph headed "Yue Thai" above, the audited net profit of Yue Thai for the year ended 31st December, 2000 was HK$13,420,000 whilst the audited net loss of Yue Thai for the year ended 31st December, 2001 was HK$15,827,000. The Directors have been advised that the audited net loss of Yue Thai for the year ended 31st December, 2001 was attributable to, amongst other things, the decline in the gross profit margin resulting from the intense competition in the regions where the Yue Thai Companies operated in the PRC and the difficult operating conditions in 2001. With the provision of the capital investment to the Yue Thai Companies by the Group after the Acquisition and the consequential benefits as stated above, it is expected that the results of Yue Thai will improve in the forthcoming years.

The Directors also noted that following the Acquisition, the Group's net asset value is expected to increase by HK$107,700,000, subject to adjustment. The net impact of the Acquisition on the earnings of the Group is expected to be positive as the Acquisition is expected to generate synergy with the Group's agri-business in the PRC and that the Yue Thai Companies will provide a stable source of supply of raw material to the Group's operating feedmills in the PRC. Given that the aggregate amount of the consideration for the Acquisition and the capital investment is US$1,888,000 (approximately HK$14,700,000) and that the unaudited cash and cash equivalent of the Group as at 30th June, 2002 was about US$86,900,000 (approximately HK$677,800,000), the Directors consider that there is immaterial impact on the working capital of the Group following the Acquisition. The Directors also believe that the Acquisition is beneficial and is in the interest of the Company and consider the terms of the Acquisition to be fair and reasonable so far as the Shareholders are concerned.

GENERAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

The value of the assets to be acquired under the Acquisition Agreement (determined on the basis that the aggregate principal amount of the shareholder's loans due from Yue Thai to Chia Tai International is included) exceeds 15% of the net tangible assets of the Group which is determined by reference to its consolidated net tangible assets as at 31st December, 2001 and the unaudited net profit attributable to Shareholders stated in the interim results for the six months ended 30th June, 2002. On that basis, the Acquisition therefore constitutes a discloseable transaction of the Company under the Listing Rules.

As at the Latest Practicable Date, the Chearavanont Family, whose members include Mr. Dhanin Chearavanont, the Honorary Chairman and a Director, and Mr. Sumet Jiaravanon, the Chairman and a Director, beneficially own in aggregate 49.42% of the issued share capital of the Company. Chia Tai International is a company controlled by the Chearavanont Family and is a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction of the Company and is subject to the approval of the Independent Shareholders pursuant to Rule 14.26 of the Listing Rules.

SPECIAL GENERAL MEETING

Set out on page 17 is a notice convening the Special General Meeting to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 23rd December, 2002 at 9:30 a.m. at which relevant resolution will be proposed to approve the Acquisition.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the branch share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Special General Meeting. Completion of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

As at the Latest Practicable Date, the Chearavanont Family are together beneficially interested in an aggregate of 1,066,662,834 Shares, representing approximately 49.42% of the total issued share capital of the Company. In view of the interests of the Chearavanont Family in Chia Tai International, the Chearavanont Family and their associates will abstain from voting at the Special General Meeting.

RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee is set out on pages 10 and 11 of this circular and the text of the letter from the Independent Board Committee is set out on page 9. The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the Acquisition to be fair and reasonable so far as the Independent Shareholders are concerned and accordingly recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix of this circular.

Yours faithfully,
For and on behalf of the Board of
C.P. Pokphand Co. Ltd.
Sumet Jiaravanon
Chairman

C.P. POKPHAND CO. LTD.

卜蜂國際有限公司*

(Incorporated in Bermuda with limited liability)

6th December, 2002

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF YUE THAI INDUSTRIAL (TIANJIN) COMPANY LIMITED

We refer to the circular of the Company dated 6th December, 2002 (the "Circular") of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the content requires otherwise.

We have been appointed to make recommendations to the Independent Shareholders as to whether the terms of the Acquisition Agreement are fair and reasonable so far as the interests of the Independent Shareholders taken as a whole are concerned.

We wish to draw your attention to the letter from the Chairman set out on pages 4 to 8 of the Circular and the letter of advice from Kingsway set out on pages 10 and 11 of the Circular. Having considered the advice given by Kingsway, we are of the opinion that the Acquisition is in the interests of the Company and the Independent Shareholders as a whole and that the terms of the Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition at the Special General Meeting.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Budiman Elkana
Cheung Koon Yuet, Peter

* *for identification only*

The following is the full text of the letter from Kingsway, prepared for the purpose of incorporation in this circular, setting out their advice to the Independent Board Committee.

Kingsway Group

匯富集團

10 Ice House Street, 12/F., 121 New Henry House, Central, Hong Kong Tel: (852) 2868-0111 Fax: (852) 2868-3570

香港中環雪廠街10號 新顯利大廈12樓121室 電話：(852)2868-0111 圖文傳真：(852)2868-3570

6th December, 2002

To The Independent Board Committee of C.P. Pokphand Co. Ltd.

Dear Sirs,

ACQUISITION OF YUE THAI INDUSTRIAL (TIANJIN) COMPANY LIMITED

We have been engaged to advise the Independent Board Committee in respect of the terms of the Acquisition, details of which are set out in the circular dated 6th December, 2002 (the "Circular") to shareholders of the Company, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular.

In formulating our opinion, we have assumed that all information, representations and opinions contained or referred to in the Circular are true, accurate and complete in all respects at the time they were made and continue to be so at the date of the despatch of the Circular. We are not aware of any factors, which may render such information and representations untrue, inaccurate or misleading.

We consider that we have reviewed sufficient information to enable us to reach an informed view and we have no reason to suspect that any material information has been omitted or withheld to justify us relying on the accuracy of the information contained in the Circular and to provide us with a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion as regards the terms of the Acquisition, we have taken, the following principal factors into account:

(i) Chia Tai Agro agreed to acquire the entire issued share capital of and the benefits of all the shareholder's loans due from Yue Thai to Chia Tai International at a total consideration of US$888,000 (about HK$6,926,400). Yue Thai is an investment holding company whose assets include 100% interests in each of Chia Tai Real Estate and Chia Tai Enterprise and 60% interest in Chia Tai Jinthai. The Yue Thai Companies are principally engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. We concur with the Directors' view that the Acquisition is expected to generate synergy with the Group's agri-business in the PRC as, with an upgrade of the equipment at the Yue Thai Companies as mentioned in the "Letter from the Chairman", the Yue Thai Companies will provide a stable supply of raw material to the Group's operating feedmills in the PRC.

(ii) As stated in the "Letter from the Chairman", Yue Thai recorded an audited consolidated profit after tax of about HK$13.4 million for the year ended 31st December, 2000 and recorded an audited consolidated loss after tax of about HK$15.8 million for the year ended 31st December, 2001. The loss was mainly due to the decline in the gross profit margin resulting from the intense competition in the regions where the Yue Thai Companies operated in the PRC and the difficult operating conditions in 2001. However, as explained in the "Letter from the Chairman", the Directors intend to upgrade the existing equipment at the Yue Thai Companies and install new equipment after the Acquisition in order to modify and improve the production capacity and operation efficiency of the Group. The Directors expect that such capital investment will be about US$1 million (or HK$7.8 million) and will be financed by the internal resources. It is noted that the net tangible assets of Yue Thai was about HK$114.6 million as at 31st December, 2001 following adjustment. Furthermore, the Directors believe that the provision of capital investment to the Yue Thai Companies by the Group following the Acquisition will achieve the consequential benefits as stated above and that the results of Yue Thai are expected to improve in the forthcoming years. On the basis of the above, we concur with the Directors' view that the capital investment of about US$1 million (or HK$7.8 million) is immaterial.

(iii) It is also noted that the consideration for the Acquisition amounts to US$888,000 (about HK$6.9 million) was determined following commercial negotiations taking into account the existing operating environment, the future growth potential of the business of the Yue Thai Companies, and the requirement of capital investment for the installment of new equipment of the Yue Thai Companies. The consideration also represents a discount of about 94% to the net tangible assets of Yue Thai of HK$114.6 million as at 31st December, 2001 following adjustment. We consider the consideration to be fair and reasonable.

(iv) As stated in the "Letter from the Chairman", it is noted that following the Acquisition, the Group's net asset value is expected to increase by HK$107.7 million, subject to adjustment. The net impact of the Acquisition on the earnings of the Group is expected to be positive as the Acquisition is expected to generate synergy with the Group's agri-business in the PRC and that the Yue Thai Companies will provide a stable source of supply of raw material to the Group's operating feedmills in the PRC. Given that the aggregate amount of the consideration for the Acquisition and the capital investment is US$1.888 million (or HK$14.7 million) and that the unaudited cash and cash equivalent of the Group as at 30th June, 2002 was about US$86.9 million (or HK$677.8 million), the Directors consider that there is immaterial impact on the working capital of the Group following the Acquisition. We concur with the Directors' view of the above.

RECOMMENDATION

Having considered the above principal factors, we are of the opinion that the terms of the Acquisition as mentioned in the "Letter from the Chairman", on the whole, are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting in respect of the terms of the Acquisition.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Sandy Yip
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) which have been notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

The Company

Name of Director	Nature of Interests	Number of Shares
Dhanin Chearavanont	Corporate (1)	1,066,662,834
Sumet Jiaravanon	Corporate (1)	1,066,662,834 (2)

Notes:

(1) 447,470,889 Shares were held by Perfect Investment Limited, 572,482,210 Shares were held by Pakeman Co. Inc. and its subsidiary and 46,709,735 Shares were held by CPI Holding Co., Ltd. Dhanin Chearavanont and Sumet Jiaravanon have beneficial interest in these three companies.

(2) 1,066,662,834 Shares are duplicated in the corporate interests attributable to Dhanin Chearavanont.

Associated corporations

Name of Director/ Chief Executive	Name of corporation in which notifiable interest is held	Number of shares held
Dhanin Chearavanont	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
Sumet Jiaravanon	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000
	Ek Chor China Motorcycle Co. Ltd.	100,000

* The interests in these shares duplicate the interests of Dhanin Chearavanont in the same shares disclosed above.

Share options

Certain Directors were granted share options under the Old Scheme. The interests of the Directors in options to subscribe for the Shares under the Old Scheme as at the Latest Practicable Date were as follows:

Name of Director	Date of grant	Number of options held as at the Latest Practicable Date	Period during which options are exercisable	Price per Share to be paid on exercise of options *HK$*
Prasert Poongkumarn	20th May, 1994	18,479,248	20th May, 1994 to 20th May, 2004	1.752
Thirayut Phitya-Isarakul	10th August, 1998	25,000,000	10th August, 1998 to 10th August, 2008	0.3875
Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interest in the securities of the Company or any associated corporations which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register kept by the Company pursuant to Section 16(1) of the SDI Ordinance, the following persons were interested in 10 per cent. or more of the issued share capital of the Company or of other members of the Group:

Name of Shareholder	Percentage	Notes	Number of Shares
Charoen Pokphand Overseas Investment Company Limited	9.24	*1*	199,507,249
Charoen Pokphand (Hong Kong) Company Limited	9.24	*1*	199,507,249
Chia Tai International Investment Company Limited	11.50	*2*	247,963,640
Charoen Pokphand (China) Company Limited	11.50	*2*	247,963,640
Charoen Pokphand Holding Company Limited	20.74	*3*	447,470,889
Perfect Investment Limited	20.74	*4*	447,470,889
Pakeman Co. Inc.	26.52	*5*	572,482,210
CPI Holding Co., Ltd.	2.16	*6*	46,709,735
Dhanin Chearavanont	49.42	*7*	1,066,662,834
Sumet Jiaravanon	49.42	*7*	1,066,662,834

Notes:

1. Charoen Pokphand Overseas Investment Company Limited directly owned 199,507,249 Shares. Charoen Pokphand (Hong Kong) Company Limited has also declared an interest in these same 199,507,249 Shares by virtue of its shareholding in Charoen Pokphand Overseas Investment Company Limited.

2. Chia Tai International Investment Company Limited directly owned 247,963,640 Shares. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 Shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

3. Certain of the subsidiaries of Charoen Pokphand Holding Company Limited beneficially owned 199,507,249 Shares. It has also declared an additional interest in the same 247,963,640 Shares referred to in note 2 above by virtue of its shareholding in Charoen Pokphand (China) Company Limited.

4. Perfect Investment Limited has declared an interest in the same 447,470,889 Shares which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

5. Pakeman Co. Inc. and its subsidiary beneficially owned a total of 572,482,210 Shares.

6. CPI Holding Co., Ltd. directly owned 46,709,735 Shares.

7. Each of Dhanin Chearavanont and Sumet Jiaravanon has declared an interest in an aggregate of 1,066,662,834 Shares, comprising the 447,470,889 Shares in which Perfect Investment Limited has declared an interest (see Note 4 above), the 572,482,210 Shares in which Pakeman Co. Inc. has declared an interest (see Note 5 above) and the 46,709,735 Shares in which CPI Holding Co., Ltd. has declared an interest (see Note 6 above) by virtue of their respective beneficial shareholding interests in these three companies.

Save as disclosed herein, the Directors and the chief executive of the Company are not aware of any person who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or its subsidiaries as at the Latest Practicable Date.

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2001 (the date to which the latest published audited consolidated accounts of the Group were made up).

CONSENT

Kingsway has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the references to its name included herein in the form and context in which they are respectively included.

GENERAL

(a) No existing or proposed service contract has been entered into between any of the Directors and any member of the Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

(b) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant in relation to the business of the Group taken as a whole.

(c) Since 31st December, 2001, the date to which the latest published audited accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

(d) As at the Latest Practicable Date, Kingsway was not interested beneficially or non-beneficially in any shares in the Company or any of its subsidiaries or associated corporations or any rights or option to subscribe for or nominate persons to subscribe for any shares in the Company or any of its subsidiaries or associated corporations.

(e) The secretary of the Company is Ms. Choi Yi Mei. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(f) The transfer office of the Company is situate at the office of its Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g) The English text of this circular shall prevail the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of the Company at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 23rd December, 2002:

(a) the Acquisition Agreement;

(b) the letter from Kingsway, the text of which is set out in this circular; and

(c) the written consent from Kingsway referred to in paragraph headed "Consent" in this Appendix.

NOTICE OF SPECIAL GENERAL MEETING

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司 *

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 23rd December, 2002 at 9:30 a.m for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the acquisition agreement (the "Agreement") dated 18th November, 2002 between Chia Tai (China) Agro-Industrial Ltd. (the "Purchaser"), being a wholly owned subsidiary of the Company, and Chia Tai International Investment Company Limited (the "Vendor") pursuant to which the Purchaser has agreed to acquire from the Vendor all the issued shares in Yue Thai Industrial (Tianjin) Company Limited ("Yue Thai") and all outstanding shareholder's loans advanced by the Vendor to Yue Thai, copy of which has been produced to the Meeting marked "A-1", and signed by the chairman of the Meeting for the purposes of identification, and the execution, delivery and performance by the Company of the Agreement, be and are hereby ratified and approved **AND THAT** the directors of the Company be and are hereby authorised to sign any document or to do anything on behalf of the Company which they may consider necessary, desirable or expedient for the purposes of, or in connection with, the implementation of the Agreement (as amended, if applicable) and to make such amendments thereto as any director of the Company may consider necessary, desirable or expedient."

By order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 6th December, 2002

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the proxy form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority), must be lodged with the Company's registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.

3. A form of proxy for use at the meeting is enclosed.

* *for identification only*

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*
（於百慕達註冊成立之有限公司）

茲通告卜蜂國際有限公司（「本公司」）謹訂於二零零二年十二月二十三日星期一上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案：

普通決議案

「**動議**批准及確認簽署日期為二零零二年十一月十八日，由本公司一家全資附屬公司正大（中國）農牧有限公司（「買方」）與正大國際投資有限公司（「賣方」）之收購協議（「協議」），根據協議，買方同意收購賣方之豫泰實業（天津）有限公司（「豫泰」）全部已發行股份及由賣方墊付予豫泰所有未償之股東貸款（其已註有「A-1」字樣之副本已呈交大會並由大會主席簽署，以供識別用途）經由本公司執行、傳遞及履行協議正式生效，並授權本公司董事代本公司簽署任何文件或執行彼等認為必須、合理及有利之任何行動以促成落實協議（如需要，可作修訂）及作出本公司任何董事認為必須、合理及有利之修訂。」

承董事會命
公司秘書
蔡綺媚

香港，二零零二年十二月六日

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之任何授權者或其他授權文件（如有），或經公證人簽署證明之有關副本，須早於會議指定舉行時間四十八小時前交回本公司於香港之股份過戶登記處香港中央證券有限公司（地址為香港皇后大道東一八三號合和中心十七樓），方為有效。

3. 隨附適用於股東特別大會之代表委任表格。

* 僅作識別用途

(g) 本通函備有中英文本，惟應以英文本為準。

備查文件

下列文件之印本可直至二零零二年十二月二十三日止(包括該日)之一般辦公時間內於本公司之主要營業地點地址為香港夏慤道十六號遠東金融中心二十一樓查閱：

(a) 收購協議；

(b) 滙富函件，內容已載列於本通函；及

(c) 本附錄中「同意書」一節內所指滙富之書面同意書。

訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

主要變更

就董事所知，自二零零一年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來，本集團之財政狀況或經營前景概無任何重大逆轉。

同意書

滙富已就本通函之刊行發出同意書，同意以現時之形式及涵義載於本通函，並於通函內引述其名稱及內容，且迄今並無撤回其同意書。

一般事項

(a) 各董事及本集團任何成員公司概無簽訂現有或建議中之服務合約(任何一年內期滿或由公司終止合約時無須作出賠償之合約除外)(法定賠償除外)。

(b) 各董事概無於任何由本集團成員公司所訂立與本集團業務有重大關係之合約或安排中擁有權益。

(c) 自二零零一年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)，各董事概無直接或間接擁有本集團任何成員公司以來買賣或租用，或建議買賣或租用資產之權益。

(d) 於最後實際可行日期，滙富概無實益或非實益擁有本公司或其任何附屬公司或其聯繫公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或其任何附屬公司或其聯繫公司之證券。

(e) 本公司之秘書為蔡綺媚小姐。彼分別為特許秘書及行政人員公會及香港公司秘書公會之會士。

(f) 本公司於香港之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

主要股東

於最後實際可行日期，根據公開權益條例第十六(一)條須由本公司保存之登記冊，下述股東持有本公司或任何成員公司已發行股本中面值10%或以上權益：

股東名稱	%	附註	所持之股份數目
卜蜂海外投資有限公司	9.24	*1*	199,507,249
Charoen Pokphand (Hong Kong) Company Limited	9.24	*1*	199,507,249
正大國際投資有限公司	11.50	*2*	247,963,640
Charoen Pokphand (China) Company Limited	11.50	*2*	247,963,640
Charoen Pokphand Holding Company Limited	20.74	*3*	447,470,889
Perfect Investment Limited	20.74	*4*	447,470,889
Pakeman Co. Inc.	26.52	*5*	572,482,210
CPI Holding Co., Ltd.	2.16	*6*	46,709,735
謝國民	49.42	*7*	1,066,662,834
謝中民	49.42	*7*	1,066,662,834

附註：

1. 卜蜂海外投資有限公司直接擁有199,507,249股股份。Charoen Pokphand (Hong Kong) Company Limited亦公佈因擁有卜蜂海外投資有限公司股權，故同樣擁有該等199,507,249股股份之權益。

2. 正大國際投資有限公司直接擁有247,963,640股股份。Charoen Pokphand (China) Company Limited亦公佈因擁有正大國際投資有限公司股權，故同樣擁有該等247,963,640股股份之權益。

3. Charoen Pokphand Holding Company Limited之若干附屬公司實益擁有199,507,249股股份。該公司亦公佈因其擁有Charoen Pokphand (China) Company Limited股權，故同樣擁有上文附註2所述該等247,963,640股股份之權益。

4. Perfect Investment Limited公佈因其於Charoen Pokphand Holding Company Limited擁有股權而佔有Charoen Pokphand Holding Company Limited所公佈擁有該等447,470,889股股份之權益。

5. Pakeman Co. Inc. 及其附屬公司實益擁有合共572,482,210股股份。

6. CPI Holding Co., Ltd.直接擁有46,709,735股股份。

7. 謝國民及謝中民均公佈因擁有三家公司股權，分別為Perfect Investment Limited公佈擁有之447,470,889股股份(見上述附註4) Pakeman Co. Inc.公佈擁有之572,482,210股股份(見上述附註5)及CPI Holding Co., Ltd.公佈擁有之46,709,735股股份(見上述附註6)，故同樣擁有該等1,066,662,834股股份之權益。

除上述所披露者外，於最後實際可行日期，據董事及本公司主要行政人員所知，並無任何人士直接或間接持有可在任何情況下在本公司股東大會上投票之任何類別股本面值10%或以上權益。

聯繫公司

董事／主要行政人員芳名	持有須予通知權益之公司名稱	股份數目
謝國民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
謝中民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
李紹祝	正大泉州有限公司	20,000
	易初中國摩托車有限公司	100,000

* 此等股份亦即上述所披露謝國民所持有之權益。

購股權

本公司按舊計劃下授出購股權予若干董事。董事根據舊計劃於最後實際可行日期有權認購本公司股份之權益如下：

董事芳名	授出日期	於最後實際可行日期持有購股權數額	可行使購股權期限	行使購股權每股需付價格 港元
盧岳勝	一九九四年五月二十日	18,479,248	一九九四年五月二十日至二零零四年五月二十日	1.752
李紹慶	一九九八年八月十日	25,000,000	一九九八年八月十日至二零零八年八月十日	0.3875
李紹祝	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875

除本通函所披露者外，於最後實際可行日期，各董事概無擁有根據公開權益條例第二十八條須知會本公司及香港聯交所(包括根據公開權益條例第三十一條或公開權益條例附表第一部份被當作或視為擁有之權益)、或根據公開權益第二十九條須記入該條所述之登記冊、或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之本公司或任何聯繫公司股本中之權益。

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

權益之披露

於最後實際可行日期，各董事擁有根據公開權益條例第二十八條須知會本公司及香港聯交所(包括根據公開權益條例第三十一條或公開權益條例附表第一部份被當作或視為擁有之權益)、或根據公開權益第二十九條須記入該條所述之登記冊、或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之本公司或任何聯繫公司(定義見公開權益條例)股本權益如下：

本公司

董事芳名	權益性質	股份總數
謝國民	公司[1]	1,066,662,834
謝中民	公司[1]	1,066,662,834[2]

附註：

(1) 447,470,889股為Perfect Investment Limted所持有之股份，572,482,210股為Pakeman Co. Inc.及其附屬公司所合共持有之股份，而46,709,735股為CPI Holding Co., Ltd.所持有之股份。謝國民及謝中民於此三家公司均擁有實益權益。

(2) 上述之1,066,662,834股股份亦即謝國民所持有之權益。

(ii) 如於「董事長函件」一節所述，截至二零零零年十二月三十一日止年度，豫泰經審核之綜合除税後溢利為13,400,000港元，而截至二零零一年十二月三十一日止年度，豫泰經審核之綜合除税後虧損為15,800,000港元。構成虧損乃由於豫泰公司於中國營運之地區劇烈競爭導致毛利下降及於二零零一年之營運困難所致。然而，如於「董事長函件」一節所闡述，董事打算收購後提升豫泰公司現有之設備，並裝配新設備，藉以改善及改良集團現有之產能及生產效率。董事預計用作資本投資之數額約為1,000,000美元(約7,800,000港元)，將由集團內部資源支付。豫泰於二零零一年十二月三十一日經調整之有形資產淨值為114,600,000港元。同時，董事相信透過集團於收購後向豫泰公司提供資本投資所產生上述之效益，預期豫泰來年之業績將有所改善。基於所述原因，吾等同意董事之意見，資本投資金額約1,000,000美元(或7,800,000港元)對集團概無重大影響。

(iii) 茲悉收購代價為888,000美元(約6,900,000港元)，此乃經協商，並考慮豫泰公司現時之營運環境、業務之未來增長潛力及豫泰公司需要額外投資，以購買新設備之因素而決定。總代價較豫泰於二零零一年十二月三十一日經調整之有形資產淨值114,600,000港元折讓約94%。吾等認為代價乃屬公平及合理。

(iv) 茲悉如於「董事長函件」一節所述，繼收購後，集團資產淨值預期增加107,700,000港元(待調整)。由於預期收購將與集團之中國農牧業務產生協同效應及豫泰公司可提供穩定之原料供應予本集團於中國從事飼料業務之公司，因此，預期收購將為本集團之盈利帶來正面影響。就收購之代價及資本投資總額1,888,000美元(約14,700,000港元)及本集團於二零零二年六月三十日之未經審核現金及現金等額86,900,000美元(677,800,000港元)而言，董事認為收購後對本集團之流動資金概無重大影響。吾等同意董事上述之意見。

推薦意見

經考慮上述主要因素及原因後，吾等認為收購(如「董事長函件」所述)對獨立股東整體而言，乃屬公平及合理。據此，吾等對獨立董事委員會提供意見，建議獨立股東於股東特別大會上投票贊成收購條款之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會　台照

滙富融資有限公司
董事
葉珊
謹啟

二零零二年十二月六日

下文乃載入本通函內之滙富致獨立董事委員會提供意見之函件全文。

Kingsway Group

10 Ice House Street, 12/F., 121 New Henry House, Central, Hong Kong Tel: (852) 2868-0111 Fax: (852) 2868-3570
香港中環雪廠街10號 新顯利大廈12樓121室 電話：(852)2868-0111 圖文傳真：(852)2868-3570

滙富集團

敬啟者：

收購豫泰實業(天津)有限公司

吾等獲委任向獨立董事委員會就收購條款提供意見。詳情列載於二零零二年十二月六日致股東之通函(「通函」)中，本函件亦已包括在通函內。除文義另有所指，本函件用語之涵義與通函所界定者相同。

吾等在作出推薦意見時，假設通函內相關之所有該等資料及聲明於提供時至通函刊發日仍屬真實、準確及完整，並可信賴。吾等並無察覺任何因素可導致該等資料及聲明失實、不當及誤導。

吾等認為已審閱足夠之資料以達致吾等之意見提供合理基礎。吾等並無理由懷疑該通函所載之資料有所遺漏或隱瞞任何重大事實或懷疑提供予吾等用作提供意見合理基準之資料之真實及準確程度。然而，吾等並無就 貴集團之業務及狀況或未來發展進行任何獨立深入調查。

主要考慮因素

就收購條款達成推薦意見時，吾等經考慮下列主要因素及理由：

(i) 正大農牧同意向正大國際收購豫泰之全部已發行股本及正大國際墊付予豫泰之全部股東貸款利益，總代價為888,000美元(約6,926,400港元)。豫泰乃一家投資控股公司，其資產包括分別持有正大房地產及正大實業之100%股本權益和持有正大津泰之60%股本權益。豫泰公司主要從事提煉豆油及生產豆粕，以供中國內銷。吾等同意董事之意見，預期收購將與集團之中國農牧業務產生協同效應。於「董事長函件」一節所述透過提升豫泰公司設備質素，豫泰公司可提供穩定之供應，以滿足集團於中國從事飼料業務之公司對原料的需求。

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*
(於百慕達註冊成立之有限公司)

敬啟者：

須予披露及關連交易
收購豫泰實業(天津)有限公司

吾等呈述本函件為本公司於二零零二年十二月六日致股東通函(「通函」)內其中部份。除非文義另有所指，本函件用語之涵義與通函所界定者相同。

吾等獲委任就收購協議對獨立股東之整體利益而言是否公平及合理，向獨立股東提供意見。

閣下務請注意刊載於通函內第4至8頁之董事長函件及刊載於通函內第10及11頁由滙富提供之意見函件。經考慮滙富之建議及推薦意見後，吾等認為收購對本公司及其獨立股東整體而言均為有利，而收購協議之條款對獨立股東而言乃屬公平及合理。因此，吾等建議獨立股東於股東特別大會上投票贊成普通決議案，以批准收購。

此致

列位獨立股東　台照

代表
獨立董事委員會
Budiman Elkana
張冠粵

二零零二年十二月六日

* 僅作識別用途

股東特別大會

召開股東特別大會的通告載於本通函第17頁，並訂於二零零二年十二月二十三日星期一上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行，藉以考慮並酌情通過及批准有關收購之決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照該表格上之指示填妥，盡早並於股東特別大會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會及投票。

於最後實際可行日期，謝氏家族合共實益持有1,066,662,834股股份，佔本公司全部已發行股本中約49.42%。由於謝氏家族亦擁有正大國際之權益，謝氏家族及其關連人士表示將於股東特別大會上放棄投票。

推薦意見

獨立董事委員會已成立，以考慮收購之條款對獨立股東而言是否公平及合理。而滙富已獲委任就有關事項向獨立董事委員會提供意見。

滙富向獨立董事委員會提供之意見函件載於本通函第10及第11頁。獨立董事委員會之函件載於本通函第9頁。獨立董事委員會經考慮滙富之意見後，認為收購之條款對獨立股東而言乃屬公平及合理。因此，建議獨立股東於股東特別大會上投票贊成提呈之普通決議案。

其他資料

敬請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
卜蜂國際有限公司
董事長
謝中民
謹啟

二零零二年十二月六日

如上述「豫泰」一節所示，截至二零零零年十二月三十一日止年度，豫泰經審核之溢利淨額為13,420,000港元，而截至二零零一年十二月三十一日止年度，豫泰經審核之虧損淨額為15,827,000港元。董事得悉構成豫泰截至二零零一年十二月三十一日止年度經審核之虧損，乃由於豫泰公司於中國營運之地區劇烈競爭導致毛利下降及於二零零一年之營運困難所致。透過本集團於收購後向豫泰公司提供資本投資而可產生上述之效益，預期豫泰來年之業績將有所改善。

董事得悉緊隨收購後，本集團之資產淨值預期增加107,700,000港元(待調整)。由於預期收購將與集團之中國農牧業務產生協同效應及豫泰公司可提供穩定之原料供應予本集團於中國從事飼料業務之公司，因此，預期收購將為本集團之盈利帶來正面影響。就收購之代價及資本投資總額1,888,000美元(約14,700,000港元)及本集團於二零零二年六月三十日之未經審核現金及現金等額86,900,000美元(677,800,000港元)而言，董事認為收購後對本集團之流動資金概無重大影響。董事也認為收購對本公司有利及經考慮收購條款，對股東而言乃屬公平及合理。

一般資料

本集團主要從事農牧產品貿易、飼料及家禽業務、產銷摩托車和汽車零部件及物業和投資控股業務。

按收購協議下將購入資產之價值(根據豫泰欠正大國際之股東貸款本金總額已包括在內作基準)超逾本集團有形資產淨值之15%。此乃經參照本集團於二零零一年十二月三十一日之綜合有形資產淨值，及截至二零零二年六月三十日止六個月中期業績內所列之股東應佔未經審核溢利淨額而釐訂。據此，收購根據上市規則下構成本公司一項須予披露交易。

於最後實際可行日期，謝氏家族，其成員包括榮譽董事長及董事謝國民先生和董事長及董事謝中民先生，合共實益持有本公司已發行股本之49.42%。正大國際乃一家由謝氏家族控制之公司，按上市規則下為本公司之關連人士。據此，收購構成本公司一項關連交易，須符合上市規則第14.26條，並待本公司獨立股東批准後，方可作實。

代價

正大農牧就收購須付之代價為888,000美元(約6,926,400港元)。此乃正大農牧及正大國際經協商，並考慮豫泰公司現時之營運環境、豫泰公司業務之未來增長潛力及豫泰公司需要額外投資，以供下述「收購原因」一節所指購買新設備之因素而決定。總代價相較豫泰於二零零一年十二月三十一日經調整之有形資產淨值折讓約94%。董事認為收購條款對股東而言乃屬公平及合理。代價將由本集團內部資源支付。

條件

完成收購須待本公司之獨立股東於股東特別大會上通過批准收購之決議案後，方可作實。

完成

收購將於履行收購協議條件後翌日完成，或經雙方同意之其他日期，預期將不會遲於二零零二年十二月三十一日。

收購原因

正大農牧乃本公司兩家從事中國農牧業務中層控股公司之全資附屬公司其中一家。豫泰乃一家投資控股公司，其資產包括分別持有正大房地產及正大實業之100%股本權益和持有正大津泰之60%股本權益。豫泰公司主要從事提煉豆油及生產豆粕，以供中國內銷。豫泰公司業務預期將與本集團之中國農牧業務產生協同效應。透過豫泰公司提升設備質素，豫泰公司生產之高質脱殼豆粕可望提供穩定之供應，以滿足本集團部份於中國從事飼料業務之公司對優質原料的需求。

董事打算收購後提升豫泰目前之設備，並裝配新設備，藉以改善及改良現有之產能。透過改良，豫泰公司可提供指定之高質脱殼豆粕予本集團部份於中國從事飼料業務之公司作原料用途。此舉不單大幅度改善豫泰公司之營運效率，還對本集團整體有利。本集團預計用作資本投資之數額約為1,000,000美元(約7,800,000港元)，將由本集團內部資源支付。

收購

日期為二零零二年十一月十八日之收購協議

各方

(1) 正大國際（賣方）

(2) 正大農牧（買方）

收購資產

正大農牧同意向正大國際收購豫泰之全部已發行股本及正大國際墊付予豫泰之全部股東貸款利益。

豫泰

豫泰乃一家投資控股公司，其資產包括分別持有正大房地產及正大實業之100%股本權益和持有正大津泰之60%股本權益。豫泰公司主要從事提煉豆油及生產豆粕，以供中國內銷。於二零零一年十二月三十一日，豫泰公司之主要資產包括若干固定資產（例如：生產設施）及存貨，而豫泰公司之主要負債包括若干銀行貸款及豫泰欠正大國際之股東貸款，總額為183,523,000港元。

根據其經審核綜合賬目，豫泰截至二零零零年與二零零一年十二月三十一日止兩個年度除税、非經常項目及少數股東權益前及後之經審核溢利／（虧損）淨額及其於二零零零年與二零零一年十二月三十一日之有形資產淨值如下：

		二零零零年	二零零一年
		千港元	千港元
溢利／（虧損）淨額	前	13,026	(16,021)
	後	13,420	(15,827)
有形資產淨值		132,538	114,594

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*
(於百慕達註冊成立之有限公司)

董事：
謝國民先生
謝中民先生
Budiman Elkana先生#
張中民先生
盧岳勝先生
李紹慶先生
李紹祝先生
Veeravat Kanchanadul先生
張冠粵先生#

獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

須予披露及關連交易
收購豫泰實業(天津)有限公司

緒言

本公司於二零零二年十一月二十日公佈，本公司一家全資附屬公司正大農牧與正大國際於二零零二年十一月十八日簽訂收購協議，收購豫泰全部已發行股份及由正大國際墊付予豫泰所有未償之股東貸款，代價為888,000美元(約6,926,400港元)。

收購根據上市規則下構成本公司一項須予披露及關連交易。

本通函旨在向　閣下提供收購之有關資料，載列滙富向獨立董事委員會提供之意見、獨立董事委員會就收購提供之推薦意見及向獨立股東發出召開股東特別大會之通告，藉以討論並酌情批准收購。

* 僅作識別用途

「股份」	指	本公司股本中每股0.05美元之股份；
「股東特別大會」	指	本公司將於二零零二年十二月二十三日星期一假座香港夏慤道十六號遠東金融中心二十一樓舉行之股東特別大會，通告載於本通函第17頁；
「豫泰」	指	豫泰實業(天津)有限公司，一家於香港註冊成立之有限公司，為正大國際之全資附屬公司；
「豫泰公司」	指	豫泰及其附屬公司，包括正大房地產、正大實業及正大津泰；
「港元」	指	港元，香港之法定貨幣；及
「美元」	指	美元，美國之法定貨幣。

附註： 此公佈沿用下列兌換率兌換港元，以供參考：1美元＝7.80港元

「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立，其股份於香港聯交所及倫敦證券交易所有限公司上市之有限公司；
「董事」	指	本公司之董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「獨立董事委員會」	指	董事會之獨立委員會，成員包括Budiman Elkana先生及張冠粵先生；
「獨立股東」	指	謝氏家族及其關連人士除外之股東；
「滙富」	指	滙富融資有限公司，獨立董事委員會之獨立財務顧問，根據香港法例第333章證券條例之註冊投資顧問；
「最後實際可行日期」	指	二零零二年十二月四日，本通函付印前及確定本通函內所載資料之最後實際可行日期；
「上市規則」	指	香港聯交所證券上市規則；
「舊計劃」	指	於一九九二年四月十日採納之購股權計劃，已於二零零二年四月九日屆滿；
「中國」	指	中華人民共和國，惟於本通函內，不包括香港、中華人民共和國澳門特別行政區及台灣；
「公開權益條例」	指	香港法例第396章證券（公開權益）條例；
「股東」	指	本公司之股東；

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「收購」	指	根據收購協議，由正大農牧向正大國際收購豫泰全部已發行股本及豫泰欠正大國際之股東貸款，本金總額為193,388,000港元；
「收購協議」	指	日期為二零零二年十一月十八日由正大農牧與正大國際就收購所簽訂之買賣協議；
「聯繫人士」	指	根據上市規則下之定義；
「謝氏家族」	指	謝氏家族(其成員包括榮譽董事長及董事謝國民先生和董事長及董事謝中民先生)及其家庭成員各自之聯繫人士；
「正大農牧」	指	正大(中國)農牧有限公司，一家於百慕達註冊成立之有限公司，為本公司一家全資附屬公司；
「正大實業」	指	正大集團(天津)實業有限公司，一家於中國註冊成立之外資企業公司，為豫泰全資擁有；
「正大國際」	指	正大國際投資有限公司，一家於香港註冊成立之有限公司及由謝氏家族控制；
「正大津泰」	指	正大集團(天津)津泰實業有限公司，一家於中國註冊成立之中外合營企業，豫泰擁有其60%權益及天津鐵路分局經濟技術開發總公司擁有其40%權益；
「正大房地產」	指	正大集團(天津)房地產有限公司，一家於中國註冊成立之外資企業公司，為豫泰全資擁有；

目 錄

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司股份**出售或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司*

(於百慕達註冊成立之有限公司)

須予披露及關連交易

收購豫泰實業(天津)有限公司

獨立董事委員會之獨立財務顧問

滙富集團

滙富融資有限公司

獨立董事委員會函件載於本通函第9頁。滙富融資有限公司向獨立委員會提供之意見函件載於本通函第10頁及第11頁。

卜蜂國際有限公司謹訂於二零零二年十二月二十三日星期一上午九時三十分假座香港夏愨道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第17頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席上述大會或其任何續會，並於會上投票。

* 僅作識別用途

二零零二年十二月六日